UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

ConforMIS, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

20717E101

(CUSIP Number)

March 10, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 20717E101		Schedule 13G

1	Names of Reporting Persons Tasik Temenggor Investments (Cayman Islands) Limited

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizen or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 2,385,669

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 2,385,669

9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,385,669

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable

11	Percent of Class Represented by Amount in Row 9 5.7%

12	Type of Reporting Person IV

CUSIP No. 20717E101		Schedule 13G

1	Names of Reporting Persons Pulau Manukan Ventures Labuan Ltd.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizen or Place of Organization Labuan, Malaysia

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 2,385,669

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 2,385,669

9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,385,669

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable

11	Percent of Class Represented by Amount in Row 9 5.7%

12	Type of Reporting Person HC

CUSIP No. 20717E101	Schedule 13G

Item 1.
	(a)	Name of Issuer: ConforMIS, Inc. (the “Issuer”)
	(b)	Address of Issuer’s Principal Executive Offices: 28 Crosby Drive, Bedford, MA 01730

Item 2.
(a)

Name of Person Filing:

Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  This statement is filed on behalf of:

Tasik Temenggor Investments (Cayman Islands) Limited (“TTIL”)

Pulau Manukan Ventures Labuan Ltd. (“PMVL”)

	(b)	Address or Principal Business Office: The address for each of the Reporting Persons is c/o Xeraya Capital Sdn Bhd, 26.03-26.08, Level 26, G Tower, 199 Jalan Tun Razak, 50400 Kuala Lumpur, Malaysia.
	(c)	Citizenship of each Reporting Person is: TTIL is organized under the laws of the Cayman Islands. PMVL is organized under the laws of Labuan, Malaysia
	(d)	Title of Class of Securities: Common Stock, $0.00001 par value per share (“Common Stock”).
	(e)	CUSIP Number: 20717E101

Item 3.
Not applicable.

CUSIP No. 20717E101	Schedule 13G

Item 4.	Ownership

Ownership (a-c)

The ownership information presented below represents beneficial ownership of Common Stock of the Issuer as of the date hereof, based upon 41,569,337 shares of Common Stock outstanding as of February 29, 2016, as reported on the Issuer’s Annual Report on Form 10-K for the fiscal year ending December 31, 2015.

Reporting Person	Amount beneficially owned	Percent of class:	Sole power to vote or to direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Tasik Temenggor Investments (Cayman Islands) Limited (“TTIL”)	2,385,669	5.7%	0	2,385,669	0	2,385,669
Pulau Manukan Ventures Labuan Ltd. (“PMVL”)	2,385,669	5.7%	0	2,385,669	0	2,385,669

TTIL is the record holders of the shares reported herein.  PMVL is the holding company of TTIL.

Item 5.	Ownership of Five Percent or Less of a Class
Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

CUSIP No. 20717E101	Schedule 13G

Item 10.                     Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 25, 2016

Tasik Temenggor Investments (Cayman Islands) Limited

/s/ Fares Zahir
Authorised Signatory

Pulau Manukan Ventures Labuan Ltd.

/s/ Fares Zahir
Authorised Signatory

CUSIP No. 20717E101	Schedule 13G

LIST OF EXHIBITS

Exhibit No.	Description

99	Joint Filing Agreement